03011878

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~121699~~ 65439 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

REPORT FOR THE PERIOD BEGINNING 4/29/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Contemporary Financial Solutions, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 East Las Olas Blvd., Suite 1400, Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
**(A Wholly Owned Subsidiary of Mutual Service Corporation)**

### TABLE OF CONTENTS

This report contains (check all applicable boxes):

## OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Contemporary Financial Solutions, Inc. (the "Company") for the period from April 29, 2002 (date of incorporation) to December 31, 2002 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 02-18-03

President, Chief Financial Officer,
Chief Operating Officer and Treasurer
Title

Subscribed and sworn to before me this 18 day of Feb., 2003.

[signature]
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 025665
EXPIRES: August 10, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2248

Tel: (954) 728-3800
Fax: (954) 728-3838
www.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

We have audited the following financial statements of Contemporary Financial Solutions, Inc. (the "Company"), a wholly owned subsidiary of Mutual Service Corporation, as of December 31, 2002 and the related statements of operations, stockholder's equity and cash flows for the period from April 29, 2002 (date of incorporation) to December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for period from April 29, 2002 (date of incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2003

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
### (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2002

### ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 778,165 |
| Accounts receivable | 117,836 |
| Property, net | 44,741 |
| Prepaid expenses and other assets | 54,557 |
| TOTAL | $ 995,299 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Due to parent | $ 128,909 |
| Accrued expenses | 33,824 |
| Deferred tax liability | 6,033 |
| Total liabilities | 168,766 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $.01 par value, 200,000 shares authorized, 100,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 999,000 |
| Accumulated deficit | (173,467) |
| Total stockholder's equity | 826,533 |
| TOTAL | $ 995,299 |

See accompanying notes to financial statements.

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
**(A Wholly Owned Subsidiary of Mutual Service Corporation)**

### STATEMENT OF OPERATIONS
### FOR THE PERIOD APRIL 29, 2002
### (DATE OF INCORPORATION) TO DECEMBER 31, 2002

| | |
|---|---|
| REVENUES: | |
| Interest income | $ 6,808 |
| OPERATING EXPENSES: | |
| Employee compensation and benefits | 29,990 |
| General and administrative | 130,331 |
| Rent expense | 1,408 |
| Registration fees | 99,575 |
| Depreciation | 4,186 |
| Professional services | 26,588 |
| Total operating expenses | 292,078 |
| LOSS BEFORE INCOME TAX BENEFIT | (285,270) |
| INCOME TAX BENEFIT | (111,803) |
| NET LOSS | $ (173,467) |

See accompanying notes to financial statements.

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE PERIOD APRIL 29, 2002
### (DATE OF INCORPORATION) TO DECEMBER 31, 2002

| | Common Stock | | Additional Paid-in | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| BALANCES, APRIL 29, 2002 | - | $ - | $ - | $ - | $ - |
| Capital contribution from parent | 100,000 | 1,000 | 999,000 | - | 1,000,000 |
| Net loss | - | - | - | (173,467) | (173,467) |
| BALANCES, DECEMBER 31, 2002 | 100,000 | $ 1,000 | $ 999,000 | $ (173,467) | $ 826,533 |

See accompanying notes to financial statements.

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
### (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENT OF CASH FLOWS
### FOR THE PERIOD APRIL 29, 2002
### (DATE OF INCORPORATION) TO DECEMBER 31, 2002

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (173,467) |
| Adjustments to reconcile net loss to net cash flows used in operating activities: | |
| Depreciation | 4,186 |
| Deferred tax liability, net | 6,033 |
| Changes in assets and liabilities: | |
| Accounts receivable | (117,836) |
| Prepaid expenses and other assets | (54,557) |
| Due to parent | 128,909 |
| Accrued expenses | 33,824 |
| Net cash flows used in operating activities | (172,908) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of property | (48,927) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contribution from parent | 1,000,000 |
| INCREASE IN CASH AND CASH EQUIVALENTS | 778,165 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | - |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 778,165 |

See accompanying notes to financial statements.

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

## NOTES TO FINANCIAL STATEMENTS
## FOR THE PERIOD FROM APRIL 29, 2002
## (DATE OF INCORPORATION) TO DECEMBER 31, 2002

### 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Contemporary Financial Solutions, Inc. (the "Company") was incorporated in the state of Delaware on April 29, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). As a broker-dealer, the Company will offer services to a network of independent contractor registered representatives throughout the United States and will focus primarily on the sale of mutual funds and variable insurance products.

The Company is wholly owned by Mutual Service Corporation ("MSC"), a broker-dealer registered with the SEC and NASD. MSC is a subsidiary of Pacific Select Distributors, Inc., which is a wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Pacific Life's immediate parent is Pacific LifeCorp.

The Company claims exemption from the Customer Protective Rule (Rule 15c3-3) of the Securities and Exchange Commission based on its limited business.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

***Cash and Cash Equivalents*** - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

***Fair Value of Financial Instruments*** - The carrying amount of accounts receivable, prepaid expenses and other assets, due to parent and accrued expenses approximates fair value due to the short maturity of those instruments.

***Property*** - Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets which is three years. Property is comprised of computer and computer-related equipment at December 31, 2002.

***Long-Lived Assets*** - In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

*Income Taxes* - The Company's operations are included in the consolidated Federal income tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense under a tax-sharing arrangement based principally on the effect of including its operations in the provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes is depreciation.

*Use of Estimates* - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recently Issued Accounting Pronouncements* - In June 2002, the Company adopted the requirements of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initialed after December 31, 2002. Management believes that the adoption of SFAS No. 146 will not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of FIN No. 45 will not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The Company believes the adoption of FIN No. 46 will not have a material impact on the Company's financial statements.

## 3. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers substantially all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $88 to the Contribution Plan for the period from April 29, 2002 (date of incorporation) to December 31, 2002.

## 4. INCOME TAXES

Deferred income taxes as of December 31, 2002 are as follows:

| | |
|---|---|
| Deferred tax assets (liabilities): | |
| Depreciation | $ (6,381) |
| Other | 348 |
| Deferred tax liability, net | $ (6,033) |

The components of the income tax benefit at December 31, 2002 are as follows:

| | |
|---|---|
| Current: | |
| Federal | $ (98,390) |
| State | (19,446) |
| Total current | (117,836) |
| Deferred: | |
| Federal | 5,038 |
| State | 995 |
| Total deferred | 6,033 |
| Total income tax benefit | $ (111,803) |

A reconciliation of income taxes at the Federal statutory rate to the income tax benefit for the period from April 29, 2002 (date of incorporation) to December 31, 2002 is as follows:

| | Amount | Rate |
|---|---|---|
| Federal statutory rate | $ (99,845) | (35.0)% |
| State income taxes, net of Federal income tax benefit | (11,993) | (4.2) |
| Other | 35 | - |
| Total income tax benefit and effective tax rate | $ (111,803) | (39.2)% |

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, under the most restrictive requirement, the Company had net regulatory capital of $595,263, which was $574,167 in excess of its required net capital of $21,096. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .28 times its net capital.

## 6. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with MSC. At December 31, 2002, the Company had $128,909 payable to MSC relating to various expenses paid by MSC on the Company's behalf and is recorded in the accompanying statement of financial condition as due to parent.

* * * * * *

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

### SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $ 826,533 |
| DEDUCT NONALLOWABLE ASSETS: | |
| Prepaid expenses and other assets | 54,557 |
| Accounts receivable | 117,836 |
| Property, net | 44,741 |
| Total nonallowable assets | 217,134 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 609,399 |
| DEDUCT - HAIRCUTS ON MONEY MARKET FUNDS | (14,136) |
| NET CAPITAL | $ 595,263 |
| AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS: | |
| Due to parent | $ 128,909 |
| Accrued expenses | 33,824 |
| Deferred tax liability | 6,033 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 168,766 |
| CAPITAL REQUIREMENT: | |
| Minimum requirement (greater of $5,000 or 12.5% of aggregate indebtedness) | $ 21,096 |
| Net capital in excess of requirement | 574,167 |
| NET CAPITAL | $ 595,263 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.28 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002): | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ 607,140 |
| Audit adjustment to record an additional tax asset | (5,568) |
| Audit adjustment to record additional advertising expenses | (5,844) |
| Other audit adjustments, (net) | (465) |
| NET CAPITAL PER ABOVE | $ 595,263 |

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2248

Tel: (954) 728-3800
Fax: (954) 728-3838
www.deloitte.com

**Deloitte & Touche**

February 12, 2003

Contemporary Financial Solutions, Inc.
One Clearlake Center, Suite 1800
250 Australian Avenue South
West Palm Beach, Florida 33401

In planning and performing our audit of the financial statements of Contemporary Financial Solutions, Inc. (the "Company") for the period from April 29, 2002 (date of incorporation) to December 31, 2002, on which we issued our report dated February 12, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP